1 2Q24 trading update |1 VEON 2Q24 TRADING UPDATE 8 August 2024 • DOUBLE-DIGIT USD GROWTH • ROBUST OPERATIONAL EXECUTION • CONFIRMING FULL YEAR GUIDANCE

2 2Q24 trading update |2 AGENDA 1. OPENING 2. HIGHLIGHTS & BUSINESS UPDATE Faisal Ghori Kaan Terzioğlu 4. CLOSING REMARKS Kaan Terzioğlu 3. TRADING RESULTS – INCLUDING DEBT MATURITY AND LIQUIDITY UPDATE Joop Brakenhoff 5. Q&A Kaan Terzioğlu, Joop Brakenhoff

3 2Q24 trading update |3 DISCLAIMER VEON's results and other financial information presented in this presentation are, unless otherwise stated, prepared in accordance with International Financial Reporting Standards ("IFRS") and have not been externally reviewed and audited. The financial information included in this presentation is preliminary and is based on a number of assumptions that are subject to inherent uncertainties and subject to change. The financial information presented herein is based on internal management accounts, is the responsibility of management and is subject to financial closing procedures which have not yet been completed and has not been audited, reviewed or verified. Certain amounts and percentages that appear in this presentation have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including those in the tables, may not be an exact arithmetic aggregation of the figures that precede or follow them. Although we believe the information to be reasonable, actual results may vary from the information contained above and such variations could be material. As such, you should not place undue reliance on this information. This information may not be indicative of the actual results for the current period or any future period. This presentation contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” and other similar words. Forward-looking statements include statements relating to, among other things, VEON’s plans to implement its strategic priorities, including operating model and development plans; anticipated performance, including VEON’s growth trajectory and ability to generate sufficient cash flow; EON’s intended expansion of its digital experience including through technologies such as artificial intelligence; VEON’s assessment of the impact of the war in Ukraine, including related sanctions and counter-sanctions, on its current and future operations and financial condition; future market developments and trends; operational and network development and network investment, including expectations regarding the roll-out and benefits of 3G/4G/LTE networks, as applicable; spectrum acquisitions and renewals; the effect of the acquisition of additional spectrum on customer experience; VEON’s ability to realize the acquisition and disposition of any of its businesses and assets and to execute its strategic transactions in the timeframes anticipated, or at all; VEON’s ability to realize financial improvements, including an expected reduction of net pro-forma leverage ratio following the successful completion of certain dispositions and acquisitions; its dividends; and VEON’s ability to realize its targets and commercial initiatives in its various countries of operation. The forward-looking statements included in this document are based on management’s best assessment of VEON’s strategic and financial position and of future market conditions, trends and other potential developments. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of, among other things: further escalation in the war in Ukraine, including further sanctions and counter-sanctions and any related involuntary deconsolidation of our Ukrainian operations; demand for and market acceptance of VEON’s products and services; our plans regarding our dividend payments and policies, as well as our ability to receive dividends, distributions, loans, transfers or other payments or guarantees from our subsidiaries; continued volatility in the economies in VEON’s markets; governmental regulation of the telecommunications industries; general political uncertainties in VEON’s markets; government investigations or other regulatory actions; litigation or disputes with third parties or regulatory authorities or other negative developments regarding such parties; the impact of export controls and laws affecting trade and investment on our and important third-party suppliers' ability to procure goods, software or technology necessary for the services we provide to our customers; risks associated with our material weakness in internal control over financial reporting; risks associated with data protection or cyber security, other risks beyond the parties’ control or a failure to meet expectations regarding various strategic priorities, the effect of foreign currency fluctuations, increased competition in the markets in which VEON operates and the effect of consumer taxes on the purchasing activities of consumers of VEON’s services. Certain other factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VEON’s Annual Report on Form 20-F for the year ended 31 December 2022 filed with the U.S. Securities and Exchange Commission (the “SEC”) on 24 July 2023 and other public filings made from time to time by VEON with the SEC. Other unknown or unpredictable factors also could harm our future results. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Under no circumstances should the inclusion of such forward-looking statements in this presentation be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements speak only as of the date hereof. We cannot assure you that any projected results or events will be achieved. Except to the extent required by law, we disclaim any obligation to update or revise any of these forward- looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made, or to reflect the occurrence of unanticipated events. Furthermore, elements of this presentation contain or may contain, “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014.

4 2Q24 trading update |4 NOTICE TO READERS: FINANCIAL INFORMATION PRESENTED VEON's results and other financial information presented in this presentation are, unless otherwise stated, prepared in accordance with International Financial Reporting Standards ("IFRS") based on internal management reporting, are the responsibility of management, and have not been externally audited, reviewed, or verified. As such, you should not place undue reliance on this information. This information may not be indicative of the actual results for any future period. NOTICE TO READERS: IMPACT OF THE WAR IN UKRAINE The ongoing war in Ukraine, and the resulting sanctions adopted by the United States, member states of the European Union, the European Union itself, the United Kingdom, Ukraine and certain other nations, countersanctions and other legal and regulatory responses, as well as responses by our service providers, partners, suppliers and other counterparties, and the other indirect and direct consequences of the war have impacted and, if the war, such responses and other consequences continue or escalate, may significantly impact our results and aspects of our operations in Ukraine, and may significantly affect our results and aspects of our operations in the other countries in which we operate. We are closely monitoring events in Ukraine, as well as the possibility of the imposition of further legal and regulatory restrictions in connection with the ongoing war in Ukraine and any potential impact the war may have on our results, whether directly or indirectly. Our operations in Ukraine continue to be affected by the war. We are doing everything we can to protect the safety of our employees, while continuing to ensure the uninterrupted operation of our communications, financial and digital services.

5 2Q24 trading update |5 AGENDA 1. OPENING 2. HIGHLIGHTS & BUSINESS UPDATE Faisal Ghori Kaan Terzioğlu 4. CLOSING REMARKS Kaan Terzioğlu 3. TRADING RESULTS – INCLUDING DEBT MATURITY AND LIQUIDITY UPDATE Joop Brakenhoff 5. Q&A Kaan Terzioğlu, Joop Brakenhoff

6 2Q24 trading update |6 VEON YOY USD AND LCY REVENUE GROWTH PERFORMANCE Group total revenue, YoY • A dedicated customer retention program in Ukraine following the cyberattack in December 2023 impacted our YoY performance in January. • In 2Q24, we saw continued growth in USD terms and EBITDA margin stability for the Group. • Weighted annual inflation decreased to 9.3% in 2Q24 from 17.4% in 2Q23 in the countries where VEON operates. Group EBITDA, YoY -2.4% -1.5% 6.6% 12.1% 14.0% 16.4% 11.6% 15.1% -5.0% 5.0% 15.0% 2022 2023 1Q24 2Q24 USD LCY -5.3% -7.9% 0.2% 10.6% 12.6% 9.9% 5.1% 13.9% -17.0% -7.0% 3.0% 13.0% 23.0% 2022 2023 1Q24 2Q24 USD LCY

Q2 2024 HIGHLIGHTS

VEON

TOTAL REVENUE
$1,026mn
+12.1% YoY
+15.1% YoY
local currency

H1 2024 YoY:
+9.4% in USD
+13.3% in local currency

SERVICE REVENUE
$987mn
+11.3% YoY
+14.5% YoY
local currency

H1 2024 YoY:
+8.5% in USD
+12.4% in local currency

EBITDA
$459mn
+10.6% YoY
+13.9% YoY
local currency

H1 2024 YoY:
+5.6% in USD
+9.7% in local currency

CAPEX
$181mn
+5.8% YoY

LTM Capex intensity trending lower by 1.6 p.p. YoY to 18%

GROUP CASH
$722mn
$375mn
at HQ

Effective debt and liquidity management

NET DEBT
$2,227mn
$1,382mn
at HQ

Net debt to LTM EBITDA ratio of 1.59x

Notes: Group cash excludes USD 140 million relating to banking operations in Pakistan. Net debt figures exclude leases. As of 30 June 2024, lease liabilities were USD 1.0 billion.

2Q24 trading update | 7

Q2 2024 GROUP OVERVIEW

VEON

Country	Metric	USD	LCY
Ukraine	Service revenue	+0.1%	+9.1%
Ukraine	EBITDA	+0.8%	+9.8%
Pakistan	Service revenue	+26.2%	+22.8%
Pakistan	EBITDA	+23.0%	+19.6%
Bangladesh	Service revenue	-1.7%	+4.6%
Bangladesh	EBITDA	-3.4%	+2.7%
Kazakhstan	Service revenue	+19.1%	+18.9%
Kazakhstan	EBITDA	+19.8%	+19.5%
Uzbekistan	Service revenue	+1.4%	+12.2%
Uzbekistan	EBITDA	-13.8%	-4.6%
Kyrgyzstan	Service revenue	-1.9%	-1.1%
Kyrgyzstan	EBITDA	-19.6%	-18.9%

2Q24 trading update |8

MULTIPLAY DRIVING REVENUE GROWTH

VEON

Mobile customer base

157mn subscribers A3M

135mn subscribers A1M

Multiplay ARPU growth across all markets

+3% to +25% YoY in local currency

Execution of "4G for All" strategy – 4G user penetration:

Kazakhstan 76% (+4.9p.p. YoY)
Uzbekistan 74% (+5.1p.p. YoY)
Pakistan 66% (+6.8p.p. YoY)
Ukraine 60% (+6.0p.p. YoY)
Bangladesh 52% (+5.4p.p. YoY)

Steady growth in 4G uptake

4G users and penetration
(3 months active, million)



41%
49%
57%
63%
61
76
88
98
2Q21
2Q22
2Q23
2Q24

+11.2% 4G users YoY growth

+5.7p.p. 4G penetration YoY growth

Revenues from 4G users drive top line growth

Multiplay and Doubleplay 4G (B2C) revenue
(USD million)



Multiplay
2Play 4G
180
184
194
220
185
268
169
355
2Q21
2Q22
2Q23
2Q24

Multiplay segment revenue YoY growth

+33% reported

+36% local currency

Note: 2Q21 and 2Q22 4G users and revenues on this slide exclude Georgia, which was sold in June 2022, and Russian operations, which were reclassified as 'held for sale' and 'discontinued operations' in November 2022. A1M – one-month active; A3M – three-months active. Multiplay – Multiplay 4G segment, 2play 4G – Doubleplay 4G segment.

2Q24 trading update |9

10 2Q24 trading update |10 We are focused on growing our direct digital revenues • Our core digital vertical include: fintech, healthcare, education, entertainment, enterprise services (AdTech, Cloud, Software development). • In every local market, we are focused on building robust digital products and services, leveraging our sustainable competitive advantage: • lower cost of customer acquisition, and cheaper cost of distribution Direct digital revenues OUR JOURNEY TOWARDS DIRECT DIGITAL REVENUES 87 103 113 199 5% 2021 6% 2022 7% 2023 10% 2024 192 211 260 USD, million % in total revenues Full year 1H

11 2Q24 trading update |11 MORE TIME AS A MULTIPLAY USER GENERATES HIGHER ARPU Multiplay (MP) segment cohorts by tenure Note: Multiplay segmentation analysis as of May 2024. This analysis is based on a one-time cohort study for information purposes and is not a key measure that will always be presented in the future. 3 .4 x 3 .1 x 9 .9 x 2 .5 x 3 .9 x 4 .1 x 1 0 .8 x 3 .0 x4 .3 x 4 .7 x 1 1 .6 x 3 .1 x 4 .8 x 5 .3 x 1 1 .2 x 3 .1 x Pakistan Bangladesh Kazakhstan Uzbekistan 1 .0 x 1 .1 x 1 .2 x 1 .1 x 1 .2 x 1 .6 x 1 .3 x 1 .3 x 1 .3 x 1 .8 x 1 .4 x 1 .3 x 1 .4 x 2 .1 x 1 .3 x 1 .3 x Pakistan Bangladesh Kazakhstan Uzbekistan 6% 1% 16% 12% 5% 1% 3% 11% 6% 2% 7% 7% 12% 10% 11% 13% 29% 14% 37% 43% Pakistan Bangladesh Kazakhstan Uzbekistan For less than 3 months For more than 3 months For more than 6 months For more than 12 months Multiplay share in total customer base Multiplay ARPU vs Single Play voice ARPU (MP ARPU / SP voice ARPU) Multiplay ARPU vs 4G customer ARPU (MP ARPU / 4G ARPU)

12 2Q24 trading update |12 UKRAINE Q2 2024 Proven resilience and return to strong growth • Kyivstar 2Q24 total revenues increased by 9.5% YoY, with service revenue growing in line at 9.1% YoY. • EBITDA grew by 9.8% YoY driven by higher mobile data usage and cost efficiencies. • 4G users reached 14.1 million, and now account for 60% of Kyivstar’s total customer base. • Recently announced USD 1.0 billion commitment to investing in Ukraine’s digital future, increased from USD 600 million announced earlier. • Kyivstar has already deployed over 2,300 generators and 115,000 four-hour duration batteries at base stations to provide backup power during blackouts and plans to deploy additional 848 industrial generators and 61,766 batteries. 2Q24 RESULTS AND YOY TRENDS SERVICE REVENUE +9.1% CAPEX UAH 9.3bn 11.6 13.1 14.1 47% 54% 60% 2Q22 2Q23 2Q24 2.3bn +63.1% UAH TOTAL REVENUE 9.4bn 5.6bn UAH +9.5% EBITDA +9.8% UAH 4G USERS AND PENETRATION (3 month active, million) DIRECT DIGITAL REVENUES AND % IN TOTAL REVENUE (million) B2C SEGMENT REVENUES IN SERVICE REVENUE (billion) 1. Revenues based on the mobile B2C segment 14% 19% 27% 28% 33% 31% 58% 48% 42% 7.3 8.5 9.3 2Q22 2Q23 2Q24 Multiplay 2Play 4G Other 56 127 2231% 1% 2% 2Q22 2Q23 2Q24

13 2Q24 trading update |13 HELSI The largest digital healthcare platform in Ukraine Users registered in the system 28 million +11.1% YoY Active healthcare institutions 1,600 +2% YoY Active doctors and specialists 38,000+ +12.5% YoY Appointments in 2Q24 2.3 million +27.7% YoY

PAKISTAN Q2 2024
Revenue and EBITDA YoY growth in twenties

2Q24 RESULTS AND YOY TRENDS

TOTAL REVENUE
96.5bn
PKR
+24.2%

SERVICE REVENUE
88.6bn
PKR
+22.8%

EBITDA
43.9bn
PKR
+19.6%

CAPEX
14.5bn
PKR
+42.4%

B2C SEGMENT REVENUES IN SERVICE REVENUE


(billion)
Multiplay
2Play 4G
Other
58.8
72.2
88.6
58%
14%
28%
56%
12%
32%
55%
9%
37%
2Q22
2Q23
2Q24

4G USERS AND PENETRATION


(3 month active, million)
51%
59%
66%
38.2
42.4
47.3
2Q22
2Q23
2Q24

DIRECT DIGITAL REVENUES AND % IN TOTAL REVENUE


(billion)
12%
15%
22%
8
11
21
2Q22
2Q23
2Q24

- Total revenues increased by 24.2% YoY. Service revenues increasing in line at 22.8% YoY with 37% of service revenues generated by multiplay B2C customers.
- EBITDA increased by nearly 20% YoY, supported by strong performance of digital financial services provided by JazzCash and Mobilink Microfinance Bank (MMBL) .
- JazzCash and MMBL delivered robust growth in service revenues (+83.1% YoY and +73.7% YoY, respectively) and further EBITDA margin expansion.
- Jazz's 4G users reached 47.3 million, a YoY increase of 11%, with 4G penetration at 66%. Multiplay users accounted for 29% of monthly active customers, which have an ARPU 3.2x higher than voice-only customers.

Note: Restated service revenue and YoY trend for 2Q22 and 2Q23 without impact on total revenue in these periods.

2Q24 trading update | 14

DIGITAL FINANCIAL SERVICES IN PAKISTAN
JazzCash and Mobilink Bank

The most popular domestic mobile financial services app in Pakistan

MAU
17.7 million
+20.3% YoY

Active merchants
267,300+
+39.5% YoY

LTM Gross Transaction Value
PKR 7.4 trillion
+51.9% YoY

Daily average # of issued digital loans in 2Q24
100k+
+73.6% YoY

DFS 2Q24 RESULTS AND YOY TRENDS

TOTAL REVENUE
17.8bn
PKR
+77.6%

EBITDA
5.9bn
PKR
+167.8%



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Pakistan's largest domestic digital bank with over 20% of loans issued digitally

MAU Dost app
35,000+
2.4x YoY

Gross Loan Portfolio
PKR 57.9 billion
+11.0% YoY

Average loan size in 2Q24
PKR 315,700+
+8.8% YoY

2Q24 trading update | 15

16 2Q24 trading update |16 TAMASHA Pakistan’s leading domestic entertainment platform MAU 18.0 million 4.2x YoY Guest users 50.6% +32.1 p.p. YoY Total # of sessions 293.2 million 2.8x YoY ICC World Cup 2024: Ad Revenues PKR 1,252 million new revenue streams keep momentum ARPU PKR 615 3.4x higher than single play voice customers Pakistan Digital Award 2024: Best Online Streaming Platform

17 2Q24 trading update |17 KAZAKHSTAN Q2 2024 High double-digit revenue and EBITDA growth, gaining market share • Beeline Kazakhstan continued to gain market share with revenue and service revenue growth of 18.9% YoY, reached KZT 100 billion milestone in quarterly revenues in 2Q24. • 4G user base continued to grow reaching 8.7 million and nearly 76% 4G user penetration at the end of 2Q24. • Customers using our digital products and services reached 3.8 million, an increase of 9% YoY. 7.1 7.7 8.7 69% 71% 76% 2Q22 2Q23 2Q24 4G USERS AND PENETRATION (3 month active, million) B2C SEGMENT REVENUES IN SERVICE REVENUE (billion) 2Q24 RESULTS AND YOY TRENDS SERVICE REVENUE 97.2bn +18.9% 13.9bn +19.1% KZT KZT CAPEX TOTAL REVENUE 100.3bn 56.0bn KZT +18.8% EBITDA +19.5% KZT DIRECT DIGITAL REVENUES AND % IN TOTAL REVENUE (billion) 29% 37% 43% 21% 18% 15%50% 45% 43%68.6 81.8 97.2 2Q22 2Q23 2Q24 Multiplay 2Play 4G Other 3 5 10 5% 6% 10% 2Q22 2Q23 2Q24

18 2Q24 trading update |18 IZI Youth-focused mobile entertainment operator in Kazakhstan MAU 572,800+ +51.6% YoY Guest users 49.2% +2.9 p.p. YoY Average DAU 55,800+ +35.1% YoY Monthly active mobile customers 287,000+ +50.2% YoY “I Join” NPS 61.3% Mobile portability ratio 56% of users chose IZI in 2Q24 ARPU KZT 2,078 1.9x higher than non-app IZI customers Entertainment platform The app offers a variety of unique and new content Mobile operator With the highest NPS score in Kazakhstan

19 2Q24 trading update |19 BANGLADESH Q2 2024 Continuing growth in a challenging environment • Banglalink’s total revenue increased by 4% YoY, with service revenue growing slightly faster at 4.6% YoY. • EBITDA increased by 2.7% YoY, was negatively impacted by higher electricity costs and further network expansion. • Banglalink’s growth experiences headwinds from a challenging operating including: an increase in taxes, the discontinuation of 3G service, and inclement weather. • Benefitting from 4G network roll out, Banglalink’s 4G user base increased by 18% YoY, reaching 52% 4G penetration in its customer base. 2Q24 RESULTS AND YOY TRENDS TOTAL REVENUE 16.0bn SERVICE REVENUE 6.0bn 15.9bn 2.4bn 13.5 18.1 21.3 37% 46% 52% 2Q22 2Q23 2Q24 EBITDA CAPEX -40.8% BDT +2.7% BDT 4G USERS AND PENETRATION (3 month active, million) B2C SEGMENT REVENUES IN SERVICE REVENUE (billion) +4.6% BDTBDT +4.0% DIRECT DIGITAL REVENUES AND % IN TOTAL REVENUE (million) 17% 27% 28% 21% 17% 16% 62% 55% 57% 12.9 15.2 15.9 2Q22 2Q23 2Q24 Multiplay 2Play 4G Other 3 8 251 0% 0% 2% 2Q22 2Q23 2Q24

20 2Q24 trading update |20 TOFFEE The largest Bangladeshi mobile entertainment platform MAU 12.3 million +37.0% YoY Guest users 76.0% +8.2p.p. YoY Total # of sessions 86.2 million -32.8% YoY Ad and subscription revenues BDT 250 million ARPU BDT 322 2.8x higher than single play voice customers Exclusive rights to ICC nation-wide streaming in Bangladesh

21 2Q24 trading update |21 UZBEKISTAN Q2 2024 Double-digit revenue growth, reached c.74% 4G user penetration • Beeline Uzbekistan continued delivering double-digit topline growth driven by its rising number of 4G users, higher demand for Beeline’s data and digital services. • EBITDA decreased by 5% YoY driven by higher energy costs, and accelerated network expansion. • Multiplay customers increased by 27.3% YoY and accounted for 67.9% of B2C revenues. • 4G users increased modestly to 6 million during the quarter, an increase of 0.9% YoY. 4.8 6.0 6.0 62% 69% 74% 2Q22 2Q23 2Q24 4G USERS AND PENETRATION (3 month active, million) B2C SEGMENT REVENUES IN SERVICE REVENUE (billion) 2Q24 RESULTS AND YOY TRENDS SERVICE REVENUE 841bn +12.2% 212bn -34.8% UZS UZS CAPEX TOTAL REVENUE 843bn 298bn UZS +12.5% EBITDA -4.6% UZS DIRECT DIGITAL REVENUES AND % IN TOTAL REVENUE (billion) 45% 51% 60% 26% 23% 15%29% 26% 25%620 749 841 2Q22 2Q23 2Q24 Multiplay 2Play 4G Other 10 34 32 2% 5% 4% 2Q22 2Q23 2Q24

22 2Q24 trading update |22 MAU 133,000+ Guest users 95,000+ Average DAU 9,000+ Entertainment platform The app offers a variety of unique and new content Mobile operator With the highest NPS score in Uzbekistan OQ Digital-first operator in Uzbekistan Monthly active mobile customers 36,000+ ARPU UZS 30,000+ (ARPU Beeline Uzbekistan: UZS 33,900)

DO1440 FLYWHEEL SPINNING FASTER, PLANTING FUTURE GROWTH

VEON

Our digital portfolio of assets as of 30 June 2024

Share of direct digital revenues in YTD revenues	Total digital MAU across all services and platforms	Total digital-only MAU	LTM Gross Transaction Value	LTM Total usage time, minutes
10%	**111 million**	**30 million**	**USD 28 billion**	**73 billion**
+3.9 p.p. YoY	+47% YoY	2.3x YoY	+35% YoY +52% YoY in local currency	+53% YoY



Superapps
38mn MAUs (Self-Service)
+20% YoY
Entertainment
43mn MAUs
+2.0x YoY
Financial Services
31mn MAUs
+36% YoY
Health
3.4mn MAUs
+6.5% YoY
Learning
0.7mn MAUs
-24% YoY
Communication
2.3mn MAUs
+52% YoY
Enterprise Services
driving B2B growth
VEON
AI 1440

Note: YoY comparison is on a like-for-like basis and includes all DO1440 products. Gross Transaction Value and Total usage time exclude self-service products.
Digital-only MAU – users of VEON digital services and platforms who are subscribers from other mobile operators.

2Q24 trading update | 23

24 2Q24 trading update |24 AGENDA 1. OPENING 2. HIGHLIGHTS & BUSINESS UPDATE Faisal Ghori Kaan Terzioğlu 4. CLOSING REMARKS Kaan Terzioğlu 3. TRADING RESULTS – INCLUDING DEBT MATURITY AND LIQUIDITY UPDATE Joop Brakenhoff 5. Q&A Kaan Terzioğlu, Joop Brakenhoff

Q2 2024 REVENUES

VEON

2Q24 results YoY trends

TOTAL REVENUE
+15.1%
Local currency
$1,026mn
+12.1%

SERVICE REVENUE
+14.5%
Local currency
$987mn
+11.3%

REVENUE, FX DIFFERENCES IN 2Q24
(USD million)


FX differences
347
236
224
141
67
13
(2)
1,026
Pakistan
Ukraine
Kazakhstan
Bangladesh
Uzbekistan
Kyrgyzstan
HQ and eliminations
VEON

Local currency YoY growth	Pakistan	Ukraine	Kazakhstan	Bangladesh	Uzbekistan	Kyrgyzstan	HQ and eliminations	VEON
Total revenue	+24.2%	+9.5%	+18.8%	+4.0%	+12.5%	-0.9%		**+15.1%**
Service revenue	+22.8%	+9.1%	+18.9%	+4.6%	+12.2%	-1.1%		**+14.5%**

- Higher 4G penetration and further adoption of digital services across all operations drove double-digit local currency revenue growth of the Group.
- Stabilisation in FX movements in Pakistan and Kazakhstan supports double-digit growth in reported currency for the Group.

Note: Countries' revenues are in constant currency

2Q24 trading update | 25

26 2Q24 trading update |26 Q2 2024 EBITDA AND EBITDA MARGIN 2Q24 results YoY trends EBITDA $459mn +13.9% Local currency +10.6% EBITDA MARGIN 44.7% +9.8%+19.6% -4.6%+19.5% Local currency YoY growth +2.7% • Group EBITDA increased 13.9% YoY in reported currency and increased 10.6% YoY in local currency. -0.6 p.p. -18.9% 459158 140 125 52 24 4 (44) Pakistan Ukraine Kazakhstan Bangladesh Uzbekistan Kyrgyzstan HQ and eliminations VEON +13.9% Note: Countries’ EBITDA are in constant currency EBITDA, FX DIFFERENCES IN 2Q24 (USD million) FX differences

Q2 2024 DEBT AND LIQUIDITY UPDATE

VEON

USD, million	30 Jun 2024	31 Mar 2024	QoQ
Group cash	722	632	14.2%
Gross debt, there of	3,961	3,699	7.1%
Capitalised leases	1,011	1,024	(1.3%)
Net debt	3,237	3,064	5.6%
Net debt excl. leases	2,227	2,040	9.2%
Leverage	1.95x	1.90x	
Leverage excl. leases	1.59x	1.49x	

CASH

- Group cash USD 722 million, of which USD 375 million at the HQ level.
- In addition to the USD 722 million, we also hold USD 258 million USD and EUR denominated domestic Ukrainian sovereign bonds (classified as investments) as of 30 June 2024 with tenors greater than 3 months.
- Net dividends upstreamed from OpCos during 1H 2024: USD 280 million.

DEBT

- On 18 June 2024, VEON Holdings executed the early redemption of its September 2025 and September 2026 notes in full.
- VEON received the consent of its respective bondholders and the receipt of a license from U.S. Treasury's Office of Foreign Assets Control (OFAC). Subsequently, on 28 June, VEON Holdings:
  - amended its original notes due April 2025, June 2025 and November 2027; and
  - economically cancelled the notes held by PJSC VimpelCom, as it is no longer required to make payments under these notes.

Notes: Group cash of USD 722 million excludes USD 140 million as of 30 Jun 2024 and USD 200 million as of 31 Mar 2024 relating to banking operations in Pakistan.

2Q24 trading update | 27

DEBT MANAGEMENT UPDATE

VEON

AVERAGE COST OF DEBT
(%)



22.2%
11.9%
9.7%
3.6%
2Q22
3Q22
4Q22
1Q23
2Q23
3Q23
4Q23
1Q24
2Q24
Total
USD debt
PKR debt
BDT debt

AVERAGE MATURITY OF DEBT
(years)



3.4
2.8
2Q22
3Q22
4Q22
1Q23
2Q23
3Q23
4Q23
1Q24
2Q24
Ave maturity of debt
Ave maturity of debt, incl. leases

- Average cost of debt, with respect to bank loans and bonds, reflect a blended rate of borrowings, mainly in USD, PKR and BDT.
- PKR debt, with average cost of 22.2%, accounted for c.27% of total Group debt excl. leases in Q2 2024.
- The interest cost has increased during Q2 2024 due to additional PKR & BDT debt which have above average interest rates, the early redemption of RUB bonds, and the previously mentioned (economic) cancellation of PJSC VimpelCom held bonds which had below average interest rates.
- The average maturity of our debt is 2.8 years if we only consider bank loans and bonds. This increases to 3.4 years if we also consider our lease liabilities.

2Q24 trading update |28

29 2Q24 trading update |29 0.17 0.78 0.19 1.18 0.45 2024 2025 2026 2027 >2028 DEBT MATURITY AS OF 30 JUNE 2024 DEBT MATURITY SCHEDULE AS OF 30 JUNE 2024 (USD billion) • In Q2 2024, VEON executed the early redemption of its September 2025 and September 2026 RUB bonds in full on 18 June 2024 and (economically) cancelled the PJSC VimpelCom held bonds. USD RUB PKR BDT OTHER

30 2Q24 trading update |30 AGENDA 1. OPENING 2. HIGHLIGHTS & BUSINESS UPDATE Faisal Ghori Kaan Terzioğlu 4. CLOSING REMARKS Kaan Terzioğlu 3. TRADING RESULTS – INCLUDING DEBT MATURITY AND LIQUIDITY UPDATE Joop Brakenhoff 5. Q&A Kaan Terzioğlu, Joop Brakenhoff

31 2Q24 trading update |31 2024 OUTLOOK Confirming full year guidance 1. Communicated with 4Q23 trading update on 21 March 2024. FY 2024 Guidance1 H1 2024 Actual H1 2024 “like-for-like” Total Revenue, YoY in local currency 16%-18% growth 13% growth 16% growth EBITDA, YoY in local currency 18%-20% growth 10% growth 16% growth LTM Capex intensity 18%-19% 18% 18% • As a result of the special customer retention program following the cyberattack in Ukraine, there was a USD46 million impact to revenues, and a USD47 million impact to EBITDA in Q1 2024. • Our guidance is on a normalised basis, accounting for the Ukrainian cyberattack.

32 2Q24 trading update |32 Q&A VEON 2Q24 TRADING UPDATE

33 2Q24 trading update |33 THANK YOU! ir@veon.com Tel: +31 (0)20 79 77 200 VEON 2Q24 TRADING UPDATE

34 2Q24 trading update |34 APPENDIX VEON 2Q24 TRADING UPDATE

35 2Q24 trading update |35 OUR MOBILE FINANCIAL SERVICES Provide a broad portfolio of branchless banking services for customers JazzCash Simply Beepul Pakistan Kazakhstan Uzbekistan 2Q24 ACT YoY ACT YoY ACT YoY MAU (million) 17.7 20.3% 1.7 6.5x 0.3 8.2% MAU app users (million) 11.1 74.1% 1.7 6.5x 0.3 8.5% LTM Total transactions (million) 2,327 15.4% 96 2.2x 52 -6.4% LTM Total value of transactions, local currency (billion) 7,432 51.9% 576 2.1x 5,397 25.1% Average # of transactions per MAU 13 15.1% 15 -31.8% 15 36.8% Average transaction value per MAU, local currency 42.4k 33.5% 104.8k -9.5% 1,766k 80.2% Average value per transaction, local currency 3.4k 16.0% 7.1k 32.7% 118k 31.7%

36 2Q24 trading update |36 OUR ENTERTAINMENT PLATFORMS Offer new experiences and unique content to our customers Tamasha Toffee BeeTV Kyivstar TV Kinom IZI Pakistan Bangladesh Kazakhstan Ukraine Uzbekistan Kazakhstan 2Q24 ACT YoY ACT YoY ACT YoY ACT YoY ACT YoY ACT YoY MAU (million) 18.0 4.2x 12.3 37.0% 0.9 25.3% 1.6 51.7% 0.8 49.7% 0.6 51.6% Share of non-VEON app users 49.4% 32.1pp 76.0% 8.2pp 26.5% 3.4pp 0.8% 0.0pp 66.4% 28.8pp 49.2% 2.9pp Share of MAU app users 100% 0.0pp 100% 0.0pp 74.7% 2.4pp 77.3% 3.3pp 100% 0.0pp 72.7% -10.3pp User activity on mobile platform Usage time (billion min) 3.3 2.1x 1.1 -13.5% 0.7 78% 3.6 60% 0.1 29% # of sessions (million) 293 2.8x 86.2 -32.8% 28 57% 409 87% Usage time per user per day (min) 18 -29% 7.6 -2.7% 113 13% 220 12% 9 -2.4% Usage time per session (min) 11 -25% 13.1 28.7% 24 13% 9 -14%

37 2Q24 trading update |37 OUR SELF-SERVICE PLATFORMS Transforming into super-apps My Kyivstar Simosa My Beeline MyBL Beeline My Beeline Ukraine Pakistan Kazakhstan Bangladesh Uzbekistan Kyrgyzstan 2Q24 ACT YoY ACT YoY ACT YoY ACT YoY ACT YoY ACT YoY MAU (million) 5.1 40.8% 15.2 22.9% 4.6 12.7% 8.1 17.3% 4.5 6.6% 0.4 -9.2% MAU app users (million) 5.1 40.8% 15.2 22.9% 4.6 14.0% 8.1 17.3% 3.4 14.1% 0.4 -9.2% Penetration in total monthly active subscriber base 23.5% 7.2pp 20.7% 0.7pp 43.6% 3.1pp 23.8% 3.2pp 44.4% 7.1pp 27.1% -1.4pp

DIGITAL OPERATOR STRATEGY DELIVERING RESULTS

VEON

Multiplay (B2C) segment



17%
22%
27%
32%
40%
50%
2Q22
2Q23
2Q24
Single play and no play revenue
Double play revenue
Multiplay revenue
Share of multiplay users

ARPU Multiple



1.0x
3.4x
3.9x
Voice only
2play 4G
Multiplay

Churn Impact



1.0x
0.7x
0.5x
Voice only
2play 4G
Multiplay



Superapps
Entertainment
Financial Services
Health
Learning
Communication
B2B Services
VEON
DO 1440

Note: Voice only – customers using only voice services, 2play 4G – Doubleplay 4G customers, Multiplay – Multiplay customers

2Q24 trading update | 38

39 2Q24 trading update |39 • Equivalent of USD 375 million in cash and cash equivalents at HQ level (>99% of HQ cash is in USD and EUR) GROUP DEBT AND LIQUIDITY CURRENCY MIX AS OF 30 JUNE 2024 Note: ‘PKR’ and ‘Total cash and cash equivalents and deposits’ amounts exclude c.USD 140 million relating to banking operations in Pakistan. Certain amounts shown as totals may not be an exact arithmetic aggregation of the figures that precede or follow them due to rounding adjustments. AS OF 30 June 2024 USD equivalent, million Gross debt Capitalised leases Gross debt excluding leases Cash, cash equivalents and deposits Net debt excluding leases USD 1,711 5 1,706 424 1,282 RUB 167 - 167 - 167 PKR 1,077 299 778 7 771 BDT 565 385 180 37 143 UAH 170 170 - 156 (156) Other 271 152 119 100 19 Total 3,961 1,011 2,950 724 2,227

40 2Q24 trading update |40 OUTSTANDING DEBT BY ENTITY AS OF 30 JUNE 2024 (USD equivalent, million) Type of debt Entity Bonds Loans Overdrafts and vendor financing Total outstanding debt VEON Holdings B.V. 1 1,684 - - 1,684 Pakistan Mobile Communications Ltd. 54 712 3 769 Banglalink Digital Communications Ltd. - 179 4 183 Unitel LLC. - 16 68 84 KaR-Tel LLP. - 32 - 32 Other 7 15 - 22 Total bonds, loans, overdrafts and other 1,745 954 75 2,774 Long term payables and other 176 Gross debt excluding leases 2,950 1. As of 30 June 2024, the outstanding amount of VEON Holdings B.V. bonds includes an equivalent of USD 134 million of legacy bonds for which no further payments are due and that are subject to a potential exchange into new notes if eligible investors come forward

41 2Q24 trading update |41 0.17 0.78 0.19 1.18 0.45 2024 2025 2026 2027 >2028 DEBT MATURITY AS OF 30 JUNE 2024 DEBT MATURITY SCHEDULE AS OF 30 JUNE 2024 (USD billion) • In Q2 2024, VEON executed the early redemption of its September 2025 and September 2026 RUB bonds in full on 18 June 2024 and (economically) cancelled the PJSC VimpelCom held bonds. USD RUB PKR BDT OTHER

42 2Q24 trading update |42 Maturity period Oct 2024 2024 other Feb 2025 Apr 2025 Jun 2025 Sep 2025 2025 other Outstanding debt, USD equivalent 54 113 23 496 105 22 130 Outstanding debt, debt currency PKR 15,000 MIX PKR 6,340 USD 496 RUB 9,039 PKR 6,027 MIX Entity Pakistan Mobile Communications Limited Other Pakistan Mobile Communications Limited VEON Holdings B.V. VEON Holdings B.V. Pakistan Mobile Communications Limited Other DEBT MATURITY Debt maturity schedule 2024-2025 as of 30 June 2024 DEBT MATURITY SCHEDULE 2024-2025 (Millions)

43 2Q24 trading update |43 LEASE LIABILITIES (PRINCIPAL) USD, million Local currency, million 30 June 2024 31 March 2024 30 June 2023 31 June 2024 31 March 2024 31 June 2023 Pakistan 299 279 215 83,180 77,629 61,809 Ukraine 170 174 172 6,907 6,831 6,274 Bangladesh 385 425 323 45,181 46,456 34,906 Kazakhstan 116 106 79 54,639 47,349 36,055 Uzbekistan 36 34 35 451,864 430,816 397,867 Headquarters 5 6 9 5 6 9 Total 1,011 1,024 838

RECONCILIATION TABLES
Extract from 2Q24 trading update

RECONCILIATION OF LOCAL CURRENCY NORMALISED, LOCAL CURRENCY AND REPORTED YOY GROWTH RATES

- 2Q24

	Total Revenue				
	LCY, normalised	One-offs	LCY	FX and other	Reported
Ukraine	9.5%	-	9.5%	(9.0%)	0.4%
Pakistan	24.2%	-	24.2%	3.5%	27.7%
Kazakhstan	18.8%	-	18.8%	0.2%	19.0%
Bangladesh	4.0%	-	4.0%	(6.3%)	(2.3%)
Uzbekistan	12.5%	-	12.5%	(10.9%)	1.6%
Kyrgyzstan	(0.9%)	-	(0.9%)	(0.8%)	(1.7%)
Total	**15.1%**	**-**	**15.1%**	**(3.0%)**	**12.1%**

	EBITDA				
	LCY, normalised	One-offs	LCY	FX and other	Reported
Ukraine	9.8%	-	9.8%	(9.1%)	0.8%
Pakistan	19.6%	-	19.6%	3.3%	23.0%
Kazakhstan	19.5%	-	19.5%	0.3%	19.8%
Bangladesh	2.7%	-	2.7%	(6.1%)	(3.4%)
Uzbekistan	(4.6%)	-	(4.6%)	(9.2%)	(13.8%)
Kyrgyzstan	(18.9%)	-	(18.9%)	(0.6%)	(19.6%)
Total	**13.9%**	**-**	**13.9%**	**(3.4%)**	**10.6%**

- 6M24

	Total Revenue				
	LCY, normalised	One-offs	LCY	FX and other	Reported
Ukraine	8.2%	(10.3%)	(2.1%)	(6.4%)	(8.6%)
Pakistan	26.4%	-	26.4%	(2.9%)	23.5%
Kazakhstan	20.0%	-	20.0%	0.7%	20.8%
Bangladesh	4.8%	-	4.8%	(5.1%)	(0.3%)
Uzbekistan	13.9%	-	13.9%	(10.7%)	3.2%
Kyrgyzstan	6.3%	-	6.3%	(2.0%)	4.3%
Total	**16.0%**	**(2.7%)**	**13.3%**	**(4.0%)**	**9.4%**

	EBITDA				
	LCY, normalised	One-offs	LCY	FX and other	Reported
Ukraine	9.9%	(17.8%)	(7.9%)	(6.2%)	(14.2%)
Pakistan	23.1%	-	23.1%	(2.6%)	20.5%
Kazakhstan	23.4%	-	23.4%	0.7%	24.1%
Bangladesh	(3.1%)	-	(3.1%)	(4.8%)	(7.9%)
Uzbekistan	(4.7%)	-	(4.7%)	(8.9%)	(13.6%)
Kyrgyzstan	(6.0%)	-	(6.0%)	(1.8%)	(7.8%)
Total	**15.8%**	**(6.1%)**	**9.7%**	**(4.1%)**	**5.6%**

For more details, see 2Q24 trading update.

2Q24 trading update |44

RECONCILIATION TABLES
Extract from 2Q24 trading update

RECONCILIATION OF AMOUNTS: REPORTED, IN CONSTANT CURRENCY, AND ONE-OFFS IN CONSTANT CURRENCY - 6M24

USD, million	Reported	Constant FX	One-offs	Constant FX, adjusted for one-offs
Total revenue				
Ukraine	188	196	46	242
Pakistan	321	347		347
Kazakhstan	214	212		212
Bangladesh	141	146		146
Uzbekistan	67	73		73
Kyrgyzstan	14	14		14
HQ and eliminations	(2)	(2)		(2)
Total	942	987	46	1,033

USD, million	Reported	Constant FX	One-offs	Constant FX, adjusted for one-offs
EBITDA				
Ukraine	95	99	47	146
Pakistan	143	155		155
Kazakhstan	118	117		117
Bangladesh	44	46		46
Uzbekistan	24	27		27
Kyrgyzstan	5	5		5
HQ and eliminations	(44)	(44)		(44)
Total	386	405	47	452

RECONCILIATION OF NET DEBT

USD million	30 Jun 2024	31 Mar 2024	31 Dec 2023
Net debt, excluding banking operations in Pakistan	3,237	3,064	2,955
Cash and cash equivalents	862	832	1,902
Deposits in MMBL and JazzCash in Pakistan	(140)	(200)	(165)
Long - term and short-term deposits	2	3	1
Gross debt	3,961	3,699	4,693
Interest accrued related to financial liabilities	69	85	75
Other unamortised adjustments to financial liabilities (fees, discounts etc.)	(13)	(8)	(6)
Derivatives not designated as hedges	(0)	(0)	(0)
Derivatives designated as hedges	0	0	1
Other financial liabilities	(0)	(0)	(0)
Total financial liabilities	4,018	3,775	4,762

For more details, see 2Q24 trading update.

2Q24 trading update |45

46 2Q24 trading update |46 DEFINITIONS 4G users are mobile customers who have engaged in revenue-generating activity during the three months prior to the measurement date as a result of activities over fourth-generation (4G or LTE – long term evolution) network technologies. Average revenue per user (“ARPU”) measures the monthly average revenue per mobile user. We generally calculate mobile ARPU by dividing our mobile service revenue during the relevant period (including data revenue, roaming revenue, MFS and interconnect revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue), by the average number of our mobile customers during the period and the number of months in that period. Capital expenditures (“capex”) are purchases of property and equipment, new construction, upgrades, software, other long-lived assets and related reasonable costs incurred prior to intended use of the non-current asset, accounted at the earliest event of advance payment or delivery. Purchase of licenses and capitalised leases are not included in capital expenditures. Capex intensity is a ratio, which is calculated as last-twelve-months (LTM) capex divided by LTM total revenue. Direct digital revenues include revenues from VEON’s proprietary digital platforms and services. Discontinued operations under IFRS refers to a component of an entity, representing a major line of business or a geographic area of operations, that has either been disposed of or is classified as held for sale. As presented in the document, the results of discontinued operations that are presented separately either in the current and/or prior year income statements, have no impact on balance sheet amounts of the prior periods. This means that neither the Algerian nor Russian operations contribute to the base performance of VEON for both the current and prior year shown. Doubleplay 4G customers are mobile B2C customers who engaged in usage of our voice and data services over 4G (LTE) technology at any time during the one month prior to such measurement date. EBITDA is a non-IFRS financial measure and is called “Adjusted EBITDA” in the Form 20-F published by VEON. VEON calculates Adjusted EBITDA as (loss)/profit before interest, tax, depreciation, amortization, impairment, gain/loss on disposals of non-current assets, other non-operating gains/losses and share of profit/loss of joint ventures and associates. Our Adjusted EBITDA may be helpful in evaluating our performance against other telecommunications companies that provide EBITDA. Additionally, a limitation of EBITDA’s use as a performance measure is that it does not reflect the periodic costs of certain capitalised tangible and intangible assets used in generating revenue or the need to replace capital equipment over time. EBITDA margin is calculated as EBITDA divided by total revenue, expressed as a percentage. Equity free cash flow is a non-IFRS measure and is defined as free cash flow from operating activities less cash flow used in investing activities excluding license payments, principal amount of lease payments, balance movements in Pakistan banking, M&A transactions, inflow/outflow of deposits, financial assets and other one-off items. Fixed-mobile convergence customer (FMC customer) is a customer on a one-month active broadband connection subscribing to a converged bundle consisting of at least a fixed internet subscription and at least one mobile SIM. Gross Debt is calculated as the sum of long-term notional debt and short-term notional debt including capitalised leases. Local currency (or “LCY”) trends (growth/decline) in revenue and EBITDA are non-IFRS financial measures that reflect changes in Revenue and EBITDA, excluding foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions, including the sale of operations in Georgia and the classification of Algeria and Russia as discontinued operations. Local currency (or “LCY”) trends normalised (growth/decline) is an alternative performance measure which is calculated as local currency trends if excluding extraordinary non-recurring items (“one-offs”) with the absolute amount of USD 5 million or more, such as the impact of the customer retention program following the cyberattack in December 2023 in Ukraine in 1Q24. Mobile customers are generally customers in the registered customer base at a given measurement date who engaged in a mobile revenue generating activity at any time during the three months prior to such measurement date. Such activity includes any outgoing calls, customer fee accruals, debits related to service, outgoing SMS and MMS, data transmission and receipt sessions, but does not include incoming calls, SMS and MMS or abandoned calls. Our total number of mobile customers also includes customers using mobile internet service via USB modems and fixed-mobile convergence (“FMC”). Mobile data customers are mobile customers who have engaged in revenue-generating activity during the three months prior to the measurement date as a result of activities including USB modem Internet access using 2.5G/3G/4G/HSPA+ technologies. Mobile financial services (“MFS”) or digital financial services (“DFS”) is a variety of innovative services, such as mobile commerce that uses a mobile phone as the primary payment user interface and allows mobile customers to conduct money transfers to pay for items such as goods at an online store, utility payments, fines and state fees, loan repayments, domestic and international remittances, mobile insurance and tickets for air and rail travel, all via their mobile phone. Multiplay customers are doubleplay 4G customers who also engaged in usage of one or more of our digital products at any time during the one month prior to such measurement date. Net debt is a non-IFRS financial measure and is calculated as the sum of interest-bearing long-term debt including capitalised leases and short-term notional debt minus cash and cash equivalents excluding cash and cash deposits from our banking operations in Pakistan, long-term and short-term deposits. We believe that net debt provides useful information to investors because it shows the amount of notional debt that would be outstanding if available cash and cash equivalents and long-term and short-term deposits were applied to repay such indebtedness. Net debt should not be considered in isolation as an alternative to long-term debt and short-term debt, or any other measure of our financial position. Net Promoter Score (“NPS”) is the methodology VEON uses to measure customer satisfaction. Relational NPS (rNPS) – advantage or gap in NPS compared to competition. Revenues from telecommunications services (Telco revenues) are revenues generated by VEON from data, voice, connectivity, television, and similar services, regardless of medium of transmission, including transmission by satellite. Non-telco revenues are revenues generated by VEON from other products and services, e.g., sale of equipment and devices, entertainment and content, MFS, Machine-to-Machine, post-transactional management services, and sub-leasing income. Total digital monthly active users (“MAU”) is a gross total cumulative MAU of all digital platforms, services and applications offered by an entity or by VEON Group and includes MAU who are active in more than one application.. VEON’s reportable segments are the following, which are principally based on business activities in different geographical areas: Pakistan, Ukraine, Kazakhstan, Uzbekistan and Bangladesh. We also present our results of operations for “Others” and “HQ” separately, although these are not reportable segments. “Others” represents our operations in Kyrgyzstan and Georgia (which now contributes only to first six months of 2022 results) and “HQ” represents transactions related to management activities within the group in Amsterdam, London and Dubai. The comparative information for the Group is restated following the sale of Russian operations announced on 24 November 2022, in line with the requirements of IFRS 5